

May 25, 2012

<u>Via E-mail</u>
Mr. Stephen Elop
President and Chief Executive Officer
Nokia Corporation
Keilalahdentie 4, P.O. Box 226
FI-00045 NOKIA GROUP
Espoo, Finland

  Re: **Nokia Corporation**
    Form 20-F for the fiscal year ended December 31, 2011
    Filed March 8, 2012
    File No. 1-13202

Dear Mr. Elop:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      /s/ Robert S. Littlepage for

      Larry Spirgel
      Assistant Director